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                                                                                            Exhibit 99(d)

                         Entergy Mississippi, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                Twelve Months Ended
                                                                                                               Sept 30,
                                                              1997       1998      1999      2000      2001      2002
Fixed charges, as defined:
  Total Interest                                              $45,274   $40,927   $38,840   $44,877   $50,991   $45,564
  Interest applicable to rentals                                1,947     1,864     2,261     1,596     1,849     1,690
                                                             ----------------------------------------------------------
Total fixed charges, as defined                                47,221    42,791    41,101    46,473    52,840   $47,254

Preferred dividends, as defined (a)                             5,123     4,878     4,878     5,347     4,674     5,218
                                                             ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $52,344   $47,669   $45,979   $51,820   $57,514   $52,472
                                                             ==========================================================

Earnings as defined:

  Net Income                                                  $66,661   $62,638   $41,588   $38,973   $39,620   $45,458
  Add:
    Provision for income taxes:
    Total income taxes                                         26,744    28,031    17,537    22,868    20,464    25,423
    Fixed charges as above                                     47,221    42,791    41,101    46,473    52,840    47,254
                                                             ----------------------------------------------------------
Total earnings, as defined                                   $140,626  $133,460  $100,226  $108,314  $112,924  $118,135
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   2.98      3.12      2.44      2.33      2.14      2.50
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.69      2.80      2.18      2.09      1.96      2.25
                                                             ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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